Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Conny Braams 2 Reason for the notification a) Position/status Chief Digital and Marketing Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 64.1296 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 678.3167 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) • 24.7156 PLC shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards)

• 22.8971 PLC shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 107.0876 PLC shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) €40.418 742.4462 £33.869 154.7003 e) Aggregated information - Volume - Total 742.4462/ 154.7003 €30,007.82/ £5,239.61 f) Date of the transaction 2022/03/25 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Reginaldo Ecclissato 2 Reason for the notification a) Position/status Chief Supply Chain Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 91.7434 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 209.3257 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) • 155.3381 PLC shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) €40.418 301.0691 £33.869 155.3381 e) Aggregated information - Volume - Total 301.0691/ 155.3381 €12,168.46/ £5,261.22 f) Date of the transaction 2022/03/25 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON

Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Hanneke Faber 2 Reason for the notification a) Position/status President, Foods & Refreshment (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 27.6666 PLC EUR shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 186.9504 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 395.6996 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR – Euro d) Price(s) and volume(s) Price(s) Volume(s)

€ 40.418 610.3166 e) Aggregated information - Volume - Total 610.3166 €24,667.47 f) Date of the transaction 2022/03/25 g) Place of the transaction Amsterdam Stock Exchange – XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sanjiv Mehta 2 Reason for the notification a) Position/status President South Asia (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78

b) Nature of the transaction • 82.9154 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 578.8458 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) • 26.0556 PLC shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 83.5057 PLC shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 662.6958 PLC shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) €40.418 661.7612 £33.869 772.2571 e) Aggregated information - Volume - Total 661.7612/ 772.2571 €26,746.73/ £26,155.92 f) Date of the transaction 2022/03/25 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated

a) Name Nitin Paranjpe 2 Reason for the notification a) Position/status Chief Operating Officer (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 200.5936 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 400.5029 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) • 33.3725 PLC shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 477.8313 PLC shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) €40.418 601.0965 £33.869 511.2037 e) Aggregated information

- Volume - Total 601.0965/ 511.2037 €24,294.82/ £17,314.18 f) Date of the transaction 2022/03/25 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Graeme Pitkethly 2 Reason for the notification a) Position/status Chief Financial Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 299.5412 PLC EUR shares (reinvestment of dividend on (freely transferable) shares)

• 36.8076 PLC shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 304.7978 PLC shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 320.7106 PLC shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) € 40.418 299.5412 £33.869 662.3160 e) Aggregated information - Volume - Total 299.5412/ 662.3160 €12,106.71/ £22,432.27 f) Date of the transaction 2022/03/25 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Richard Slater 2 Reason for the notification a) Position/status Chief R&D Officer (Member of the Unilever Leadership Executive (ULE))

b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 93.1062 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) • 23.7266 PLC shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 85.6220 PLC shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 99.7035 PLC shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) €40.418 93.1062 £33.869 209.0522 e) Aggregated information - Volume - Total 93.1062/ 209.0522 €3,763.12/ £7,080.48 f) Date of the transaction 2022/03/25

g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Ritva Sotamaa 2 Reason for the notification a) Position/status Chief Legal Officer and Group Secretary (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 168.8509 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 316.6440 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) • 25.7366 PLC shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards)

• 634.1792 PLC shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) €40.418 485.4949 £33.869 659.9158 e) Aggregated information - Volume - Total 485.4949/ 659.9158 €19,622.49/ £22,350.98 f) Date of the transaction 2022/03/25 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Peter Ter Kulve 2 Reason for the notification a) Position/status President Home Care (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 176.4328 PLC EUR shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares) • 447.1818 PLC EUR shares (reinvestment of dividend on (freely transferable) shares) • 26.0875 PLC shares (Dividend equivalents earned on Deferred Bonus share award were reinvested as additional Deferred Bonus share awards) • 4.8636 PLC shares (reinvestment of dividend on (freely transferable) shares) c) Currency EUR – Euro and GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) €40.418 623.6146 £33.869 30.9511 e) Aggregated information - Volume - Total 623.6146/ 30.9511 €25,204.94/ £1,048.30 f) Date of the transaction 2022/03/25 g) Place of the transaction Amsterdam Stock Exchange – XAMS and London Stock Exchange – XLON